

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/16/13

January 16, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/16/13

Carol J. Ward
Mondelez International, Inc.
carol.ward@mdlz.com

Re: Mondelez International, Inc.

Dear Ms. Ward:

This is in regard to your letter dated January 16, 2013 concerning the shareholder proposal submitted by the Benedictine Sisters of Mount St. Scholastica for inclusion in Mondelez's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Mondelez therefore withdraws its January 11, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Rose Marie Stallbaumer
Benedictine Sisters of Mount St. Scholastica
rosemarie@mountosb.org



Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North, 3S
Deerfield, Illinois 60015

January 16, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of the Benedictine Sisters of Mount St. Scholastica
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 11, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, Mondelēz International, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof received from the Benedictine Sisters of Mount St. Scholastica (the "Proponent").

Enclosed as Exhibit A is an e-mail from the Proponent, dated January 16, 2013, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 11, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (847) 943-4373 or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653 with any questions regarding this matter.

Sincerely,

Carol J. Ward
Vice President and Corporate Secretary

Enclosure

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica
Judy Byron, Camilla Madden Charitable Trust

EXHIBIT A

From: Stallbaumer, Rose Marie [mailto:rosemarie@mountosb.org]
Sent: Wednesday, January 16, 2013 8:15 AM
To: Ward, Carol J
Cc: Judy Byron
Subject: Withdrawal

Dear Ms Ward:

On behalf of the Benedictine Sisters of Mount St. Scholastica, I am writing to withdraw the resolution that I previously filed with Mondelez.

Thank you,
Rose Marie Stallbaumer, OSB

--
Rose Marie Stallbaumer, OSB
Mount St Scholastica Treasurer
801 South 8th
Atchison, KS 66002
913-360-6204



Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North, 3S
Deerfield, Illinois 60015

January 11, 2013

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of the Benedictine Sisters of Mount St. Scholastica
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Benedictine Sisters of Mount St. Scholastica (the "Proponent"), who designated Judy Byron of the Camilla Madden Charitable Trust as the contact person for the Proposal.[1] A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and designee.

---

[1] The Congregation of Divine Providence, Inc. also submitted the Proposal to the Company but later withdrew it. *See* Exhibit E. In addition, although the correspondence from both the Proponent and the Congregation of Divine Providence, Inc. states that these entities are "co-fil[ing]" the Proposal with the Camilla Madden Charitable Trust, the Company did not receive any correspondence from the Camilla Madden Charitable Trust.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(b) and (f) because the Proponent:

- failed to provide sufficient proof of its ownership of the requisite amount of Company shares for one-year preceding and including the date it submitted the Proposal to the Company; and

- failed to provide a statement of intent to hold the requisite amount of shares through the date of the 2013 Annual Meeting.

BACKGROUND

The Proponent submitted the Proposal to the Company via facsimile on November 29, 2012. *See* Exhibit A. Along with the Proposal, the Proponent provided a cover letter stating, "[w]e are the owners of 200 shares of Kraft Foods stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting." The cover letter further provided that "[v]erification of ownership will follow including proof from a DTC participant." On December 4, 2012, the Company received a letter via facsimile from a representative of Merrill Lynch Wealth Management (the "Merrill Lynch Letter," attached hereto as Exhibit B), which was dated November 29, 2011 and stated in relevant part that "[a]s of November 29, 2012 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 200 shares of Kraft Foods, Inc. common stock."

The Company determined that the Proposal and its supporting documents contained procedural deficiencies because (1) the Merrill Lynch Letter purported to verify the Proponent's ownership as of a future date, (2) the Merrill Lynch Letter verified ownership of "Kraft Foods, Inc." stock rather than the Company's stock, and (3) the Proponent stated its intent to hold "Kraft Foods" stock rather than the Company's stock through the date of the 2013 Annual Meeting of Shareholders. In addition, the Company confirmed with its transfer agent that the Proponent is not a record owner of any shares of Company stock. Accordingly, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via overnight mail a deficiency notice (the

"Deficiency Notice") to the Proponent and the Proponent's designee on December 12, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. The Deficiency Notice, which is attached hereto as Exhibit C, notified the Proponent of the requirements of Rule 14a-8, indicated that the Company had not received sufficient proof that the Proponent had satisfied these requirements, explained why the documents that had already been submitted were insufficient, and described how the Proponent could satisfy these requirements. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). Specifically, as to the Merrill Lynch Letter defects, the Deficiency Notice explained:

> The proof of ownership submitted to the Company on your behalf (from Merrill Lynch) is not sufficient because it purports to verify ownership through November 29, 2012 but is dated November 29, 2011, not 2012. A letter cannot verify ownership of Company shares as of a future date. In addition, the proof of ownership letter from Merrill Lynch states that Mount St. Scholastica holds "Kraft Foods, Inc. common stock" rather than the common stock of Mondelēz International, Inc. For your information, since October 1, 2012, the Company is Mondelēz International, Inc. (NASDAQ ticker: MDLZ). Another company, called "Kraft Foods Group, Inc.," was spun off from the former Kraft Foods Inc.
>
> To remedy this defect, **Mount St. Scholastica must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Mondelēz International, Inc. shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 29, 2012).**

Exhibit C (emphasis added). As to the defective statement regarding the Proponent's intent to hold the Company's shares, the Deficiency Notice explained:

> [U]nder Rule 14a-8(b), shareholders wishing to submit a shareholder proposal must provide a company with a written statement that they intend to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Your letter indicates Mount St. Scholastica is the owner of "200 shares of Kraft Foods stock and intend[s] to hold $2,000 worth through the date of the 2013 Annual Meeting." This statement is insufficient because it refers to "Kraft Foods" stock rather than Mondelēz International, Inc. stock. In order to satisfy the requirement under Rule 14a-8(b), **Mount St. Scholastica must submit a new written statement specifying that it intends to continue holding the requisite number of Mondelēz International, Inc. shares through the date of the 2013 Annual Meeting of Stockholders.**

Exhibit C (emphasis added). Federal Express tracking records indicate that the Deficiency Notice was received by both the Proponent and its designee on December 13, 2012. *See* Exhibit D.

As of the date of this letter, the Company has not received any further correspondence from the Proponent or its designee with respect to the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f) Because The Proponent Did Not Provide Sufficient Proof Of Its Continuous Ownership Of Company Shares For The Requisite One-Year Period.

A. *The Merrill Lynch Letter Is Insufficient Because It Purports To Verify Ownership As Of A Future Date.*

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The Proponent transmitted the Proposal to the Company via facsimile on November 29, 2012. *See* Exhibit A. Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") explains the Staff's position on determining the date of submission: "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically." Thus, the date of submission of the Proposal was November 29, 2012, and the Proponent was required to provide proof of continuous ownership of Company shares for the one-year period preceding and including that date. However, although the Merrill Lynch Letter purports to attest to the Proponent's ownership of Company shares as of November 29, 2012, that letter was dated November 29, 2011. A letter cannot verify ownership of Company shares as of a future date, as the letter's author would lack a sufficient factual basis to make such a statement.

The Staff previously has concurred in the exclusion of a proposal where the proponent had furnished a proof of ownership letter that attempted to verify the proponent's ownership as of a future date. In *Pfizer Inc.* (avail. Jan. 20, 2010), a co-proponent submitted a proposal on November 6, 2009, including with the submission a letter from his broker that was dated August 21, 2009. The broker's letter stated that "prior to the date on which the shareholder proposal is being submitted, [the co-proponent's] shares will have been continuously held for a period of more than one year." The company claimed that the broker's letter was insufficient to establish the co-proponent's ownership under Rule 14a-8(b) "because the [broker's letter] cannot possibly verify the [co-p]roponent's ownership of [c]ompany shares as of a future date." Even though the co-proponent's representative argued that the submission of the earlier-dated broker's letter plainly indicated that the co-proponent continued to hold the securities, the Staff concurred in the exclusion of the co-proponent under Rules 14a-8(b) and (f) after the co-proponent failed to provide any other documentary evidence of his ownership in response to the company's deficiency notice.

Here, the Company satisfied its obligation under Rule 14a-8(f) by transmitting to the Proponent in a timely manner the Deficiency Notice, which explained the requirements of Rule 14a-8(b). While SLB 14G expresses a "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters," the Deficiency Notice stated that "[t]he proof of ownership submitted to the Company on your behalf (from Merrill Lynch) is not sufficient because it purports to verify ownership through November 29, 2012 but is dated November 29, 2011, not 2012. A letter cannot verify ownership of Company shares as of a future date." The Deficiency Notice further explained, "To remedy this defect, Mount St. Scholastica must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Mondelēz International, Inc. shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 29, 2012)." The Deficiency Notice included a copy of Rule 14a-8 and SLB 14F and further stated that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date it received the Deficiency Notice. *See* Exhibit C.

As of the date of this letter, the Proponent has not provided the Company with a new proof of ownership letter. We therefore request that the Staff concur that the Proposal may properly be excluded from the 2013 Proxy Materials under Rules 14a-8(b) and (f) because the Proponent has failed to verify its ownership of the requisite amount of Company shares for the one-year period preceding and including the date the Proponent submitted the Proposal to the Company.

B. The Merrill Lynch Letter Is Insufficient Because It Verifies The Proponent's Ownership Of A Different Company's Shares.

In addition to purporting to verify the Proponent's ownership as of a future date, the Merrill Lynch Letter also is insufficient under Rule 14a-8(b) because it verifies the Proponent's ownership of a different company's shares. Specifically, the Merrill Lynch Letter refers to

"200 shares of Kraft Foods, Inc. common stock" rather than to shares of the Company's stock.

The Staff previously has concurred in the exclusion of shareholder proposals where the proof of ownership did not clearly verify the shareholder's ownership of the correct company's stock. In *International Business Machines Corp.* (avail. Jan. 22, 2010) ("*IBM*"), the proponent's proof of ownership letter referred to both International Business Machines and another company, Mylan, without defining the word "Company." IBM argued that the proposal could be excluded, as the statement that the proponent had owned the requisite level of "the Company's common stock" continuously for one year did not provide sufficient evidence of the proponent's continuous ownership of IBM securities, and the Staff concurred in the exclusion of the proposal. *Cf. The Coca-Cola Co.* (avail. Feb. 4, 2008) (concurring in the exclusion of a proposal where the proof of ownership letter verified ownership by a shareholder other than the proponent); *AT&T Inc.* (avail. Jan. 17, 2008) (same).

Just as the proposals in *IBM*, *Coca-Cola*, and *AT&T* could be excluded because of their reference to an incorrect company or shareholder, so too can the Proposal be excluded because of the Merrill Lynch Letter's incorrect reference to a separate entity (Kraft Foods, Inc.). With respect to this deficiency, the Company satisfied its obligation under Rule 14a-8(f) by transmitting to the Proponent in a timely manner the Deficiency Notice, which explained that "the proof of ownership letter from Merrill Lynch states that Mount St. Scholastica holds 'Kraft Foods, Inc. common stock' rather than the common stock of Mondelēz International, Inc. For your information, since October 1, 2012, the Company is Mondelēz International, Inc. (NASDAQ ticker: MDLZ). Another company, called 'Kraft Foods Group, Inc.,' was spun off from the former Kraft Foods Inc." The Deficiency Notice then clearly stated how the Proponent could correct this deficiency: "To remedy this defect, Mount St. Scholastica must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of **Mondelēz International, Inc.** shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 29, 2012)" (emphasis added). *See* Exhibit C.

As noted above in Section I.A., the Proponent has not provided the Company with a new proof of ownership letter that verifies the Proponent's ownership of the Company's shares. We therefore request that the Staff concur that the Proposal may properly be excluded from the 2013 Proxy Materials in accordance with Rules 14a-8(b) and (f) because the Proponent has failed to verify its ownership of the requisite amount of Company shares for the one-year period preceding and including the date the Proponent submitted the Proposal to the Company.

II. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide A Statement Of Intent To Hold The Requisite Amount of Company Shares Through The Date Of The 2013 Annual Meeting of Shareholders.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not properly substantiate its eligibility to submit the Proposal under Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must . . . continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." SLB 14 specifies that a shareholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareholder meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff consistently has concurred in the exclusion of shareholder proposals submitted by proponents who have failed to provide a proper written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *International Business Machines Corp.* (avail. Dec. 28, 2010), the Staff concurred that the company could exclude a shareholder proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice. *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareholder proposal where the proponent did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

Here, the Proponent stated that it owns "200 shares of Kraft Foods stock and intend[s] to hold $2,000 worth through the date of the 2013 Annual Meeting." However, as the Company explained to the Proponent in the Deficiency Notice and consistent with the *IBM*,

Coca-Cola, and *AT&T* precedents cited above in Section I.B, this statement is insufficient because it refers to "Kraft Foods stock" rather than to the Company's stock. The reference to "Kraft Foods stock" must be referring either to a company that no longer exists or to Kraft Foods Group, Inc., which is an entirely different company. Thus, the Proponent has failed to provide a proper written statement of intent to continue holding the requisite amount of Company shares through the date of the 2013 Annual Meeting of Shareholders as required by Rule 14a-8(b), despite the Company's timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica
Judy Byron, Camilla Madden Charitable Trust

EXHIBIT A



Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

November 29, 2012

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Sent by Fax: 570-235-3005

Dear Ms. Ward:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution titled Label Genetically Engineered Products. In brief, the proposal states: **RESOLVED**: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Camilla Madden Charitable Trust. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 200 shares of Kraft Foods stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Judy Byron, OP of Camilla Madden Charitable Trust at 206-223-1138 or at jbyron@ipjc.org. Judy Byron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Treasurer

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 ✱ Fax: (913) 360-6190
www.mountosb.org

Label Genetically Engineered Products
2013 – Kraft Foods Inc.

RESOLVED: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

Supporting Statement
* The right to know is a fundamental principle of democratic societies and market economics.

* Disclosure of material information is a fundamental principle of our capital markets. Investors are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

* According to a 2010 poll conducted by Reuters Thompson, more than 90 percent of Americans thought GMO-containing foods should be labeled.

* Vermont, Alaska, Maine and Nebraska have passed laws requiring labeling of GMOs and at least fifteen states have offered legislation that would require similar labeling.

* The global alliance Action by Churches Together took a stand in support of "right to know" whether there are genetically engineered ingredients in the food purchased or in the seeds sown. (ReliefWeb 6/28/06)

* 132 countries, parties to the Cartagena Protocol, have agreed to documentation requirements for the export and import of genetically engineered organisms. (Financial Times 3/29/06).

Indicators that genetically engineered organisms may be harmful to humans, animals, or the environment include:
* The report Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects (National Academy of Sciences] 7/2004) states: ... "there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food... (p.15) Post-marketing surveillance has not been used to evaluate any of the GE crops currently on the market. (p.153)

* Analysis of pesticide use with GE Crops over 16 years indicates an increase of an estimated 183 million kgs (404 million pounds), or about 7%. Environmental Sciences Europe September 28, 2012

* An analysis of current toxicity protocols, Debate on GMOs Health Risks after Statistical Findings in Regulatory Tests. Int J Biol Sci 2010; 6:590-598. http://www.biolsci.org/v06p0590.htm calls for longer, more detailed, and transparent toxicological tests on GMOs or GE-foods.

* Analysis of Rat Feeding Study with GE Maize Mon 863 (Archives of Environmental Contamination and Toxicology 3/15/07) concluded, "with the present data it cannot be concluded that GM corn MON863 is a safe product."

* Research shows huge variation in Bt toxin in GM maize (MON810). Variation [in the Bt toxin] found on the same field on the same day could differ by a factor of as much as 100. This agrees with a study published 4/07. http://www.gene.ch/genet/2007/May/msg00060.html

* The Australian GE Pea study, (J. Agri. Food Chem 2005 53, 9023-9030) concluded, "[T]ransgenic expression of non-native proteins in plants may lead to the synthesis of structural variants possessing altered immunogenicity."

* Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products

EXHIBIT B



Bank of America Corporation

FACSIMILE COVER SHEET

TO: Carol J Ward
PHONE: Kraft Foods
FAX: 15702353005
FROM: Merrill Lynch
DATE: Tue Dec 4 09:40:55 EST 2012
FAX: 13166654912

SENDER: Jody Herbert
PHONE: 316-631-3513

No. of Page(s) (including this page): 3
Subject: Fax from jody_a_herbert@ml.com

Thank you, Jody Herbert, 316-631-3513

-


Merrill Lynch
Wealth Management®

Bank of America Corporation

November 29, 2011

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL

FAX: 570-235-3005

RE: Co-filing of shareholders resolution -- Genetically Engineered Products
RE: Mt St Scholastica, TIN# 48-0548363

Dear Ms. Ward,

As of November 29, 2012 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 200 shares of Kraft Foods, Inc. common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert, CA
Merrill Lynch

Sincerely,

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers** between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

EXHIBIT C



Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
Carol.Ward@mdlz.com

December 12, 2012

VIA FEDERAL EXPRESS

Sr. Rose Marie Stallbaumer, OSB
Mount St. Scholastica
Benedictine Sisters
801 South 8th Street
Atchison, KS 66002-2724

Dear Sr. Stallbaumer:

I am writing on behalf of Mondelēz International, Inc. (the "Company" or "MDLZ"), which received on November 29, 2012, your shareholder proposal entitled "Label Genetically Engineered Products, 2013-Kraft Foods Inc." for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted to the Company (November 29, 2012).

Your letter indicates that you represent a shareholder named the Benedictine Sisters of Mount St. Scholastica ("Mount St. Scholastica"). The Company's stock records do not indicate that Mount St. Scholastica is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received sufficient proof that Mount St. Scholastica has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The proof of ownership submitted to the Company on your behalf (from Merrill Lynch) is not sufficient because it purports to verify ownership through November 29, 2012 but is dated November 29, 2011, not 2012. A letter cannot verify ownership of Company shares as of a future date. In addition, the proof of ownership letter from Merrill Lynch states that Mount St. Scholastica holds "Kraft Foods, Inc. common stock" rather than the common stock of Mondelēz International, Inc. For your information, since October 1, 2012, the Company is Mondelēz International, Inc. (NASDAQ ticker: MDLZ). Another company, called "Kraft Foods Group, Inc.," was spun off from the former Kraft Foods Inc.

To remedy this defect, Mount St. Scholastica must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Mondelēz International, Inc. shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 29, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012); or

(2) if the shareholder has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the shareholder continuously held the requisite number of Company shares for the one-year period.

If Mount St. Scholastica intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mount St. Scholastica can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, the shareholder needs to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

› If the shareholder's broker or bank is a DTC participant, then the shareholder needs to submit a written statement from that broker or bank verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012).

› If the shareholder's broker or bank is not a DTC participant, then the shareholder needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012). The shareholder should

> be able to find out the identity of the DTC participant by asking its broker or bank. If the shareholder's broker is an introducing broker, the shareholder may also be able to learn the identity and telephone number of the DTC participant through the shareholder's account statements, because the clearing broker identified on those account statements will generally be a DTC participant. If the DTC participant that holds the shareholder's shares is not able to confirm the shareholder's individual holdings but is able to confirm the holdings of the broker or bank, then the shareholder needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 29, 2012), the requisite number of Company shares were continuously held: (i) one from the shareholder's broker or bank confirming the shareholder's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Although the letter from Merrill Lynch satisfies the requirement that proof of ownership be provided by a DTC participant, it is insufficient for the reasons described above.

In addition, under Rule 14a-8(b), shareholders wishing to submit a shareholder proposal must provide a company with a written statement that they intend to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Your letter indicates Mount St. Scholastica is the owner of "200 shares of Kraft Foods stock and intend[s] to hold $2,000 worth through the date of the 2013 Annual Meeting." This statement is insufficient because it refers to "Kraft Foods" stock rather than Mondelēz International, Inc. stock. In order to satisfy the requirement under Rule 14a-8(b), Mount St. Scholastica must submit a new written statement specifying that it intends to continue holding the requisite number of Mondelēz International, Inc. shares through the date of the 2013 Annual Meeting of Stockholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc., Three Parkway North, Deerfield, IL 60015. Alternatively, you may send your response via facsimile at (570) 235-3005. If you have any questions with respect to the foregoing, feel free to contact me at (847) 943-4373.

For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

CJW/eaa
Enclosures

cc: Judy Byron, OP of Camilla Madden Charitable Trust (jbyron@ipjc.org)

Enclosures
Rule 14a-8
SLB No. 14F

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT E

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

Fax Transmittal

To: Carol J. Ward 570-235-3005

From: Sister Patricia Regan, CDP

Phone Line (210) 587-1150
FAX Line (210) 431-9965

Date: 11/27/12

Number of pages to follow: 2

Message:
Ms Ward, attached you will find a stockholder resolution from the Congregation of Divine Providence.

Please contact me if you have any questions.



Sister Patricia Regan, CDP
General Treasurer
Congregation of Divine Providence

Treasurer's Office P.O. Box 37345 San Antonio, Texas 78237 Phone 210-587-1150 FAX 210-431-9965

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 30, 2012

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Sent by Fax: 570-235-3005

Dear Ms. Ward:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution titled Label Genetically Engineered Products. In brief, the proposal states: **RESOLVED**: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Camilla Madden Charitable Trust. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of Kraft Foods stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Judy Byron, OP of Camilla Madden Charitable Trust at 206-223-1138 or at jbyron@ipjc.org. Judy Byron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Patricia Regan, CDP
Treasurer
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

Label Genetically Engineered Products
2013 – Kraft Foods Inc.

RESOLVED: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

Supporting Statement
* The right to know is a fundamental principle of democratic societies and market economics.

* Disclosure of material information is a fundamental principle of our capital markets. Investors are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

* According to a 2010 poll conducted by Reuters Thompson, more than 90 percent of Americans thought GMO-containing foods should be labeled.

* Vermont, Alaska, Maine and Nebraska have passed laws requiring labeling of GMOs and at least fifteen states have offered legislation that would require similar labeling.

* The global alliance Action by Churches Together took a stand in support of "right to know" whether there are genetically engineered ingredients in the food purchased or in the seeds sown. (ReliefWeb 6/28/06)

* 132 countries, parties to the Cartagena Protocol, have agreed to documentation requirements for the export and import of genetically engineered organisms. (Financial Times 3/29/06).

Indicators that genetically engineered organisms may be harmful to humans, animals, or the environment include:
* The report Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects (National Academy of Sciences] 7/2004) states: ... "there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food... (p.15) Post-marketing surveillance has not been used to evaluate any of the GE crops currently on the market. (p.153)

* Analysis of pesticide use with GE Crops over 16 years indicates an increase of an estimated 183 million kgs (404 million pounds), or about 7%. Environmental Sciences Europe September 28, 2012

* An analysis of current toxicity protocols, Debate on GMOs Health Risks after Statistical Findings in Regulatory Tests. Int J Biol Sci 2010; 6:590-598. http://www.biolsci.org/v06p0590.htm calls for longer, more detailed, and transparent toxicological tests on GMOs or GE-foods.

* Analysis of Rat Feeding Study with GE Maize Mon 863 (Archives of Environmental Contamination and Toxicology 3/15/07) concluded, "with the present data it cannot be concluded that GM corn MON863 is a safe product."

* Research shows huge variation in Bt toxin in GM maize (MON810). Variation [in the Bt toxin] found on the same field on the same day could differ by a factor of as much as 100. This agrees with a study published 4/07. http://www.gene.ch/genet/2007/May/msg00060.html

* The Australian GE Pea study, (J. Agri. Food Chem 2005 53, 9023-9030) concluded, "[T]ransgenic expression of non-native proteins in plants may lead to the synthesis of structural variants possessing altered immunogenicity."

* Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products


RECEIVED
DEC - 3 2012

CONGREGATION OF DIVINE PROVIDENCE

SAN ANTONIO, TEXAS

Fax Transmittal

To: Carol J. Ward 570-235-3005

From: Sister Patricia Regan, CDP

Phone Line (210) 587-1150
FAX Line (210) 431-9965

Date: 12/03/12

Number of pages to follow: 3

Message:
Ms Ward, attached you will find a letter requesting a withdrawal from a sto resolution from the Congregation of Divine Providence.

Please contact me if you have any questions.

Sister Patricia Regan, CDP
General Treasurer
Congregation of Divine Providence

CONGREGATION OF DIVINE PROVIDENCE

SAN ANTONIO, TEXAS

December 3, 2012

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Sent by Fax: 570-235-3005

Dear Ms. Ward:

Attached you will find the stockholder resolution which I sent to you last week. We have decided to withdraw this resolution. Please mark the resolution as WITHDRAWN.

Please contact me if you have any questions. Thank you.

Yours truly,



Sr. Patricia Regan, CDP
Treasurer
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 30, 2012

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Sent by Fax: 570-235-3005

Dear Ms. Ward:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution titled Label Genetically Engineered Products. In brief, the proposal states: **RESOLVED**: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Camilla Madden Charitable Trust. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of Kraft Foods stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Judy Byron, OP of Camilla Madden Charitable Trust at 206-223-1138 or at jbyron@ipjc.org. Judy Byron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Patricia Regan, CDP
Treasurer
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

Label Genetically Engineered Products
2013 – Kraft Foods Inc.

RESOLVED: Shareholders request that the Board of Directors adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered (GE) ingredients.

Supporting Statement
* The right to know is a fundamental principle of democratic societies and market economics.

* Disclosure of material information is a fundamental principle of our capital markets. Investors are starting to scrutinize other possible "off-balance sheet" liabilities, such as risks associated with activities harmful to human health and the environment, that can impact long-term shareholder value.

* According to a 2010 poll conducted by Reuters Thompson, more than 90 percent of Americans thought GMO-containing foods should be labeled.

* Vermont, Alaska, Maine and Nebraska have passed laws requiring labeling of GMOs and at least fifteen states have offered legislation that would require similar labeling.

* The global alliance Action by Churches Together took a stand in support of "right to know" whether there are genetically engineered ingredients in the food purchased or in the seeds sown. (ReliefWeb 6/28/06)

* 132 countries, parties to the Cartagena Protocol, have agreed to documentation requirements for the export and import of genetically engineered organisms. (Financial Times 3/29/06).

Indicators that genetically engineered organisms may be harmful to humans, animals, or the environment include:
* The report Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects (National Academy of Sciences] 7/2004) states: ... "there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food... (p.15) Post-marketing surveillance has not been used to evaluate any of the GE crops currently on the market. (p.153)

* Analysis of pesticide use with GE Crops over 16 years indicates an increase of an estimated 183 million kgs (404 million pounds), or about 7%. Environmental Sciences Europe September 28, 2012

* An analysis of current toxicity protocols, Debate on GMOs Health Risks after Statistical Findings in Regulatory Tests. Int J Biol Sci 2010; 6:590-598. http://www.biolsci.org/v06p0590.htm calls for longer, more detailed, and transparent toxicological tests on GMOs or GE-foods.

* Analysis of Rat Feeding Study with GE Maize Mon 863 (Archives of Environmental Contamination and Toxicology 3/15/07) concluded, "with the present data it cannot be concluded that GM corn MON863 is a safe product."

* Research shows huge variation in Bt toxin in GM maize (MON810). Variation [in the Bt toxin] found on the same field on the same day could differ by a factor of as much as 100. This agrees with a study published 4/07. http://www.gene.ch/genet/2007/May/msg00060.html

* The Australian GE Pea study, (J. Agri. Food Chem 2005 53, 9023-9030) concluded, "[T]ransgenic expression of non-native proteins in plants may lead to the synthesis of structural variants possessing altered immunogenicity."

* Producers of GE-seeds are merely encouraged to have voluntary safety consultations with the FDA. The FDA does not issue assurances as to the safety of these products